UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   November 2, 2010



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway
Decatur, Illinois   **62526**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On November 2, 2010, Archer-Daniels-Midland Company (ADM) issued a press release announcing first quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated November 2, 2010 announcing first quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: November 2, 2010   By   /s/ David J. Smith
                                      David J. Smith
                                      Executive Vice President, Secretary and
                                        General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated November 2, 2010



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, IL 62526

News Release

November 2, 2010   **FOR IMMEDIATE RELEASE**

ADM REPORTS FIRST-QUARTER EARNINGS OF $ 345 MILLION
Company delivered solid performance in corn, oilseeds
Segment operating profit down $9 million

Archer Daniels Midland Company (NYSE: ADM) today reported net earnings of $ 345 million and segment operating profit of $ 765 million for the quarter ended September 30, 2010, down $ 151 million and $ 9 million, respectively, from the same period one year earlier.

- ADM earned $ 0.54 diluted EPS for the first quarter, versus last year's $ 0.77 first quarter.
- Profit in ADM's Oilseeds Processing segment increased $ 24 million on strong results across the value chain.
- Corn Processing profit increased $ 153 million as ethanol margins and volumes improved.
- In the Agricultural Services segment, profit fell $ 43 million driven by shifts in crop supplies early in the quarter.
- Other business units posted a loss, reflecting increased captive insurance loss provisions.

"The ADM team performed solidly in both corn and oilseeds with both businesses well positioned to meet demand. Agricultural Services results were impacted by crop supply shifts early in the quarter," said Chairman of the Board and Chief Executive Officer Patricia Woertz. "As we look at markets today, global demand is generally strong. This presents ADM with the opportunity to grow shareholder value by doing what we do best: use our assets and our acumen to connect crops from regions where they're available to markets where they're needed."

Financial Highlights

(Amounts in millions, except per share data)

	Quarter Ended September 30		
	2010	2009	Change
Segment operating profit	$ 765	$ 774	$ (9)
Net earnings	$ 345	$ 496	$ (151)
Diluted earnings per share	$ 0.54	$ 0.77	$ (0.23)
Average shares outstanding	641	644	

A summary of segment operating profit and net earnings follows:

	Quarter ended September 30		
	2010	2009	Change
Oilseeds Processing	$ 308	$ 284	$ 24
Corn Processing	341	188	153
Agricultural Services	132	175	(43)
Other	(16)	127	(143)
Segment operating profit	765	774	(9)
Corporate	(303)	(57)	(246)
Earnings before income taxes	462	717	(255)
Income taxes	(120)	(220)	100
Net earnings including noncontrolling interests	342	497	(155)
Less: Net earnings (losses) attributable to noncontrolling interests	(3)	1	(4)
Net earnings	$ 345	$ 496	$ (151)

Discussion of Operations

Net earnings for the first quarter decreased $ 151 million due primarily to a $ 9 million pretax decrease in segment operating profit and a $ 124 million after-tax negative variance from changing LIFO inventory valuations. The company's effective income tax rate for the quarter was 26 percent, compared to 31 percent for the prior first quarter, mostly due to changes in the geographic mix of earnings.

Oilseeds Processing Operating Profit

Oilseeds operating profit increased $ 24 million for the quarter, to a profit of $ 308 million.

Crushing and origination results increased $ 41 million to $ 176 million for the quarter. Crushing volumes increased more than 6 percent over the year-ago quarter, though volumes decreased sequentially. Margins improved overall. North American margins benefitted from good raw-material positioning; South America gained from better origination margins and strong fertilizer results in advance of the planting season; and Europe saw strong softseed margins.

Refining, packaging, biodiesel and other results increased $ 6 million to $ 76 million for the quarter. South American biodiesel continued to improve, driving good margins and volumes in that business.

Oilseeds results in Asia were $ 56 million for the quarter, principally reflecting ADM's share of the results of its equity investee, Wilmar International Limited.

Corn Processing Operating Profit

For the quarter, corn processing results increased $ 153 million to a profit of $ 341 million. Corn processing volumes were up, reflecting the capacity of the company's new dry mills.

Sweeteners and starches operating profit decreased $ 48 million from the prior year to $ 146 million. This decrease reflects lower average selling prices that were only partially offset by lower net corn costs. Sales volumes were up due to strong export shipments and improved domestic demand for industrial starches.

Bioproducts profit in the quarter was up significantly from last year's loss on improved ethanol and lysine margins, a favorable corn ownership position and increased ethanol sales volumes. In the quarter, bioproducts recorded $ 32 million in costs related to the start up of new plants.

Agricultural Services Operating Profit

Agricultural Services results were $ 132 million, $ 43 million below the year-ago quarter.

Merchandising and Handling profit decreased over last year, due primarily to negative impacts from supply shifts early in the quarter as a result of drought conditions and government actions in the Black Sea region. These negative impacts were only partially offset by a $ 67 million insurance settlement related to ADM's Destrehan, La., export elevator and by increased volumes driven by the early U.S. harvest. Earnings from transportation operations improved on higher barge-freight rates and volumes which were also driven by the early U.S. harvest.

Other Operating Profit

In the first quarter, ADM's Other business units showed a loss of $ 16 million, compared to the year-ago profit of $ 127 million.

Other processing results decreased $ 81 million, with improved results in wheat milling more than offset by lower results in ADM's cocoa operations and lower results from equity investee, Gruma S.A.B. de C.V. Other processing earnings for the quarter included mark-to-market losses of $ 59 million—compared to gains of $ 17 million in last year's first quarter—related to certain forward purchase and sales commitments accounted for as derivatives.

Other financial results fell $ 62 million, primarily due to higher captive insurance loss provisions, principally related to ADM's Destrehan, La., settlement. The company is in the process of working with its reinsurers and expects to recover a significant part of these losses over the next 12 months.

Corporate Results

Corporate results decreased $ 246 million for the quarter. Rising commodity prices generated a $ 123 million increase in ADM's LIFO inventory valuation reserves this quarter, compared to a $ 76 million decrease a year ago. Corporate unallocated interest expense increased $ 55 million, including $ 31 million of unrealized losses on interest rate swaps and the impact of lower capitalized interest on construction projects.

Conference Call Information

ADM will host a conference call and audio webcast at 8 a.m. Central Time on Tuesday, Nov. 2, 2010, to discuss financial results and provide a company update. A financial summary slide presentation will be available to download approximately 60 minutes prior to the call. To listen to the call online or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial 866-770-7120 or 617-213-8065; the access code is 76278625. Replay of the call will be available from 11 a.m. Central Time on Nov. 2 to Nov. 9, 2010. To listen to the replay by telephone, dial 888-286-8010 or 617-801-6888; the access code is 37728490. To listen to the replay online, visit www.adm.com/webcast.

About ADM

Every day, the 29,000 people of Archer Daniels Midland Company (NYSE: ADM) turn crops into renewable products that meet the demands of a growing world. At more than 240 processing plants, we convert corn, oilseeds, wheat and cocoa into products for food, animal feed, chemical and energy uses. We operate the world's premier crop origination and transportation network, connecting crops and markets in more than 60 countries. Our global headquarters is in Decatur, Illinois, and our net sales for the fiscal year ended June 30, 2010, were $62 billion. For more information about our company and our products, visit www.adm.com.

Contacts

Media:	Investors:
David Weintraub	Dwight Grimestad
Director, External Communications	Vice President, Investor Relations
217/424-5413	217/424-4586

(Financial Tables Follow)

Segment Operating Analysis
(unaudited)

	Quarter ended September 30	
	2010	2009
	(in '000s metric tons)	
Processing volumes		
Oilseeds Processing	6,794	6,372
Corn Processing	5,834	4,621
Wheat and cocoa	1,885	1,910
Total processing volumes	14,513	12,903

	Quarter ended September 30	
	2010	2009
	(in millions)	
Net sales and other operating income		
Oilseeds Processing	$ 6,460	$ 6,358
Corn Processing	2,178	1,916
Agricultural Services	6,534	5,322
Other	1,627	1,325
Total net sales and other operating income	$ 16,799	$ 14,921

Segment Operating Profit
(unaudited)

	Quarter ended September 30		
	2010	2009	Change
Oilseeds Processing Operating Profit			
Crushing and origination	$ 176	$ 135	$ 41
Refining, packaging, biodiesel and other	76	70	6
Asia	56	79	(23)
Total Oilseeds Processing	$ 308	$ 284	$ 24
Corn Processing Operating Profit			
Sweeteners and starches	$ 146	$ 194	$ (48)
Bioproducts	195	(6)	201
Total Corn Processing	$ 341	$ 188	$ 153
Agricultural Services Operating Profit			
Merchandising and handling	$ 103	$ 157	$ (54)
Transportation	29	18	11
Total Agricultural Services	$ 132	$ 175	$ (43)
Other Operating Profit			
Processing	$ 26	$ 107	$ (81)
Financial	(42)	20	(62)
Total Other	$ (16)	$ 127	$ (143)
Corporate Results			
LIFO credit (charge)	$ (123)	$ 76	$ (199)
Interest expense - net	(89)	(65)	(24)
Corporate costs	(73)	(69)	(4)
Unrealized losses on interest rate swaps	(31)	–	(31)
Other	13	1	12
Total Corporate	$ (303)	$ (57)	$ (246)

Consolidated Statements of Earnings
(unaudited)

	Quarter ended September 30	
	2010	2009
	(in millions, except per share amounts)	
Net sales and other operating income	$ 16,799	$ 14,921
Cost of products sold	15,991	13,948
Gross profit	808	973
Selling, general and administrative expenses	381	354
Other (income) expense – net	(35)	(98)
Earnings before income taxes	462	717
Income taxes	(120)	(220)
Net earnings including noncontrolling interests	342	497
Less: Net earnings (losses) attributable to noncontrolling interests	(3)	1
Net earnings attributable to ADM	$ 345	$ 496
Diluted earnings per common share	$ 0.54	$ 0.77
Average number of shares outstanding	641	644

Other (income) expense - net consists of:		
Interest expense	$ 117	$ 98
Investment income	(24)	(30)
Net gain on marketable securities transactions	(2)	(1)
Equity in (earnings) losses of unconsolidated affiliates	(125)	(152)
Unrealized losses on interest rate swaps	31	–
Other – net	(32)	(13)
	$ (35)	$ (98)

Summary of Financial Condition
(unaudited)

		September 30 2010		June 30 2010
		(in millions)		
NET INVESTMENT IN				
Working capital	$	11,920	$	10,279
Property, plant, and equipment		8,908		8,712
Investments in and advances to affiliates		2,961		2,799
Long-term marketable securities		816		678
Other non-current assets		1,265		1,225
	$	25,870	$	23,693
FINANCED BY				
Short-term debt	$	1,721	$	374
Long-term debt, including current maturities		7,182		7,174
Deferred liabilities		1,580		1,514
Shareholders' equity		15,387		14,631
	$	25,870	$	23,693

Summary of Cash Flows
(unaudited)

	Quarter Ended September 30			
	2010		2009	
	(in millions)			
Operating Activities				
Net earnings	$	342	$	497
Depreciation and amortization		252		209
Other – net		(84)		24
Changes in operating assets and liabilities		(1,381)		1,262
Total Operating Activities		(871)		1,992
Investing Activities				
Purchases of property, plant and equipment		(335)		(497)
Other investing activities		(167)		68
Total Investing Activities		(502)		(429)
Financing Activities				
Long-term debt borrowings		22		–
Long-term debt payments		(34)		(34)
Net borrowings (payments) under lines of credit		1,324		(107)
Purchases of treasury stock		(31)		–
Cash dividends		(96)		(90)
Other		4		3
Total Financing Activities		1,189		(228)
Increase (decrease) in cash and cash equivalents		(184)		1,335
Cash and cash equivalents - beginning of period		1,046		1,055
Cash and cash equivalents - end of period	$	862	$	2,390